CUSIP NO. 44915N101	13D	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Hyperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N101

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

March 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44915N101	13D	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,939,474 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,939,474 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,939,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.3%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 44915N101	13D	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,939,474 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,939,474 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,939,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.3%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 44915N101	13D	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,939,474 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,939,474 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,939,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.3%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 44915N101	13D	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,246 ordinary shares (including 18,774 shares represented by an option exercisable in full immediately).
	8

SHARED VOTING POWER

1,939,474 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 33,246 ordinary shares (including 18,774 shares represented by an option exercisable in full immediately).
	10

SHARED DISPOSITIVE POWER

1,939,474 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,972,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.5%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 44915N101	13D	Page 6 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,939,474 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,939,474 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,939,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.3%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 44915N101	13D	Page 7 of 10

Statement on Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on August 6, 2012, as amended December 24, 2013, January 30, 2014, March 6, 2014, and June 9, 2014 (as amended, the “Original Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., Sofinnova Management VII, L.L.C., Dr. Michael F. Powell, Dr. James I. Healy, and Eric P. Buatois (collectively, the “Reporting Persons”) relating to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”) of Hyperion Therapeutics, Inc., a Delaware corporation (“Issuer”). This Amendment No. 5 is being filed to report the Tender and Support Agreement entered into by Sofinnova Venture Partners VII, L.P. (“SVP VII”). Except as set forth below, this Amendment No. 5 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.      IDENTITY AND BACKGROUND.

Item 2(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

ITEM 4.      PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On March 29, 2015, Horizon Pharma, Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Horizon Pharma plc, Ghrian Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and the Issuer, entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent, through Purchaser, will commence an offer (the “Offer”) to acquire all of the outstanding shares of the Issuer’s common stock, par value $0.0001 per share (the “Shares”), for $46.00 per share in cash, without interest, subject to any required withholding of taxes (the “Offer Price”) and the terms and conditions set forth in the Merger Agreement. For a more detailed description of the Merger Agreement and the Offer, please see the Form 8-K filed by the Issuer with the SEC on March 30, 2015 and the Form 8-K filed by Horizon Pharma Public Limited Company with the SEC on March 31, 2015 (the “Horizon Form 8-K”).

On March 29, 2015, in connection with the Offer, SVP VII entered into a Tender and Support Agreement with Parent and Purchaser (the “Support Agreement”). Under the terms of the Support Agreement, SVP VII has agreed, among other things, to tender its Common Stock in the Offer. SVP VII’s obligations under the Support Agreement terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached as Exhibit 2.2 to the Horizon Form 8-K and is incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 20,774,744 shares of Common Stock outstanding as of February 27, 2015, as reported by the Issuer.

CUSIP NO. 44915N101	13D	Page 8 of 10

(c) There were no transactions by the Reporting Persons of the Company’s Common Stock during the past 60 days other than as described below:

On March 29, 2015, SVP VII entered into the Support Agreement as described in Item 4.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended to add the following statements:

See Item 4 regarding the Support Agreement. The form of Support Agreement is attached as Exhibit 2.2 to the Horizon Form 8-K and is incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT F	Tender and Support Agreement, dated as of March 29, 2015, by and among Horizon Pharma, Inc., a Delaware corporation, Ghrian Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Horizon Pharma, Inc., and Sofinnova Venture Partners VII, L.P., incorporated by reference to the form of Tender and Support Agreement attached as Exhibit 2.2 to the Form 8-K filed with the SEC by Horizon Pharma Public Limited Company on March 31, 2015.

CUSIP NO. 44915N101	13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 2, 2015

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 44915N101	13D	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description

F	Tender and Support Agreement, dated as of March 29, 2015, by and among Horizon Pharma, Inc., a Delaware corporation, Ghrian Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Horizon Pharma, Inc., and Sofinnova Venture Partners VII, L.P., incorporated by reference to the form of Tender and Support Agreement attached as Exhibit 2.2 to the Form 8-K filed with the SEC by Horizon Pharma Public Limited Company on March 31, 2015.